

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 29, 2009

via U.S. mail and facsimile

Raymond J. De Hont, Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P.O. Box 144
Harleysville, Pennsylvania   19438

> **RE: Met-Pro Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 10, 2009**
> **File No. 001-07763**

Dear Mr. De Hont:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Cover Page

1. Your cover page indicates that your class of common shares is registered under Section 12(b) <u>and</u> Section 12(g) of the Exchange Act. Please note that sub-sections (b) and (g) of Section 12 provide alternative grounds for registration. In future filings, please revise the cover page to indicate for each class of securities registered under the Exchange Act only the section under which your present

reporting obligations arise. Because your common shares are listed on the New York Stock Exchange, a national securities exchange, your cover page should indicate that your common shares are registered under Section 12(b) only.

Item 5. Market for the Registrant's Common Equity, Related Shareholder …, page 14

(e) Securities Authorized For Issuance Under Equity Compensation Plans, page 16

2. We note that you maintain more than one equity compensation plan pursuant to which you have a number of securities remaining available for future issuance. In future filings, please provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity, page 22

3. In future filings, please identify and separately describe your external sources of liquidity. In this regard, we note your disclosures about your various debt arrangements in Note 5 to your financial statements. Please refer to Item 303(a)(1) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 61

General

4. Please tell us what consideration you have given to filing as exhibits the documents evidencing the terms of your short- and long-term debt arrangements. In this regard, we note your disclosures about your various debt arrangements in Note 5 to your financial statements.

Exhibits 31.1 and 31.2

5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without omitting the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please also comply with this comment in your future quarterly reports on Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Establishing Executive Compensation, page 9

6. We note that in making compensation decisions, your compensation committee
    may compare each component of total compensation against amounts paid by
    your peer companies. With a view towards future disclosure, please provide us
    with a detailed explanation of how your compensation committee used
    comparative compensation information and how this comparison affected its
    compensation decisions. For example, if the committee uses specific
    benchmarks, please disclose them and discuss where your named executive
    officers' actual compensation levels fell relative to those benchmarks. Finally,
    please tell us what you mean by the term "market competitive," as used on page
    10. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 10

7. We note from your summary compensation table that the committee increased the
    base salaries of your named executive officers for the year ended January 31,
    2009. With a view towards future disclosure, please provide us with a materially
    complete discussion and analysis of the committee's reasons for increasing base
    salaries and how the committee determined the amounts of such increases. In
    doing so, you should describe with specificity all of the material factors the
    committee considered and avoid general statements, such as the statement on page
    10 to the effect that "[t]he Committee considers the following factors (among
    others) during its review . . . ." Your discussion and analysis should address
    named executive officers individually to the extent that items personal to them,
    such as individual performance, materially influenced the committee's decisions.
    See Items 402(b)(1)(v) and (2)(vii) and (ix) of Regulation S-K.

Management Incentive Plan, page 11

8. We note that amounts earned under your management incentive plan are
    determined in part by comparing actual performance against targeted company
    performance goals. With a view towards future disclosure, please provide us with
    the threshold financial target applicable to your chief executive officer and your
    chief financial officer. In this regard, we note that their target is based on
    company performance (as opposed to segment- or unit-level performance). In
    addition, please provide us with your analysis under Instruction 4 to Item 402(b)
    of Regulation S-K as to why you did not include this information in your filing.
    Please refer to Question 118.04 of the Regulation S-K Compliance and Disclosure
    Interpretations.

9. We note your disclosure on page 11 that "the threshold targets represent a goal of high achievement." With a view towards future disclosure, for the named executive officers with threshold financial targets tied to performance at a level below company performance, such as segment- or unit-level performance, please provide us with more meaningful disclosure about how difficult you believe it was for the undisclosed targets to be achieved. A statement that the targets "represent a goal of high achievement" is insufficient absent more detailed information. You should provide support for the level of difficulty you assert, which could include, for example, a discussion of the correlation between historical and future achievement of the relevant performance metric.

10. With a view towards future disclosure, please tell us the personal performance goals for each named executive officer and the committee's evaluation of each officer's performance with respect to those goals. In doing so, please briefly address why Mr. Tetley did not receive a cash incentive award.

11. We note that your compensation committee retains discretion to adjust payouts under your management incentive plan as it deems appropriate. With a view towards future disclosure, please tell us whether the committee exercised any discretion to adjust payouts and, if so, tell us the impact of such adjustments and the committee's rationale for doing so. See Item 402(b)(2)(viii) of Regulation S-K.

12. We note your presentation of the formulas used to calculate the incentive cash awards for your named executive officers. In future filings, please provide an illustration of the application of one of the formulas by using the actual calculation for one of your named executive officers.

Grants of Plan-Based Awards, page 17Grants of Plan-Based Awards, page 17

13. Based on the discussion of your management incentive plan on pages 11-13, it appears that threshold payout amounts should be disclosed under column (c) of your grants of plan-based awards table. See Instruction 2 to Item 402(d) of Regulation S-K. Please tell us why you did not include these amounts in the table and revise in future filings accordingly.

Pension Plans, page 20

14. In future filings, please describe in greater detail how you determined the amounts contributed to each named executive officer's SERP account. See Item 402(1)(v) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence Dieter King at (202) 551-3338, Staff Attorney, if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief